                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             450 Fifth Street, N.W.
                             Washington, D.C. 20549






                                    REPORT OF
              INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT






                                In respect of its
           US$3,000,000,000 4.375% Global Notes due September 28, 2006






                    Filed pursuant to Rule 3 of Regulation BW






                             Dated: October 2, 2001

        The following information regarding the US$3,000,000,000 4.375% Global Notes due September 28, 2006 (the "Notes") of the International Bank for Reconstruction and Development is being filed pursuant to Rule 3 of Regulation BW. As authorized by Rule 4 of Regulation BW, certain information is provided in the form of a Prospectus (the "Prospectus") for the Bank's Global Debt Issuance Facility (the "Facility"), the most recent version of which (dated October 7, 1997) is already on file with the Securities and Exchange Commission, in the form of a Pricing Supplement relating to the Notes (the "Pricing Supplement"), attached hereto as Exhibit A, and in the form of an Information Statement (the "Information Statement"), the most recent version of which (dated September 20,
2001) is already on file with the Securities and Exchange Commission.

     Item 1.   DESCRIPTION OF OBLIGATIONS

         (a)   US$3,000,000,000 4.375% Global Notes due September 28, 2006.

         (b) The interest rate will be 4.375%, payable semiannually on the 28th of each of September and March, commencing on March 28, 2002 through and including September 28, 2006.

         (c) Maturing September 28, 2006. The maturity of the Notes may be accelerated if the Bank shall default in the payment of the principal of, or interest on, or in the performance of any covenant in respect of a purchase fund or a sinking fund for any bonds, notes (including the Notes) or similar obligations which have been issued, assumed or guaranteed by the Bank, such default shall continue for a period of 90 days, a holder notifies the Bank that it elects to declare the principal of Notes held by it to be due and payable, and all such defaults have not been cured by 30 days after such notice has been delivered. Any such notice shall be accompanied by appropriate proof that the notifying party is a Noteholder.

         (d)   Not applicable.

         (e) Bank's standard negative pledge clause (see Condition 4 on page 22 of the Prospectus).

         (f)   Not applicable.

         (g) No provisions have been made for the amendment or modification of the terms of the obligations by the holders thereof or otherwise.

         (h)   See Prospectus, pages 6-10.

         (i) Federal Reserve Bank of New York, 33 Liberty Street, New York, New York 10045.


     Item 2.   DISTRIBUTION OF OBLIGATIONS

         As of September 20, 2001, the Bank entered into a Terms Agreement with Goldman, Sachs & Co., J.P. Morgan Securities Ltd., Salomon Smith Barney Inc., HSBC Securities

     (USA) Inc., UBS Warburg Limited, Daiwa Securities SB Capital Markets Europe Limited, Nomura International plc, Sanwa International plc, Mizuho International plc, Morgan Stanley & Co. International Limited, Merrill Lynch, Pierce, Fenner & Smith Incorporated, and Royal Bank of Canada Europe Limited (collectively, the "Managers"), pursuant to which the Bank agreed to issue, and the Managers agreed to purchase, a principal amount of the Notes aggregating US$3,000,000,000 at 99.658% of par, less commissions of 0.10%. The Notes will be offered for sale subject to issuance and acceptance by the Managers and subject to prior sale. The delivery of the Notes was made on September 28, 2001.

         The Terms Agreement provides that the obligations of the Managers are subject to certain conditions, including the continued accuracy of the Bank's representations and warranties set forth in the Bank's Standard Provisions relating to the issuance of notes under the Global Debt Issuance Facility (the "Standard Provisions"), the most recent version of which (dated as of October 7, 1997) is already on file with the Securities and Exchange Commission.

         The Managers propose to offer all the Notes to the public at the public offering price of 99.658%.

     Item 3.  DISTRIBUTION SPREAD

              Price to                    Selling Discounts           Proceeds to the
               Public                      and Commissions                Bank(1)
              --------                    -----------------           ---------------
          Per Unit: 99.658%                     0.10%                     99.558%
       Total: US$2,989,740,000               US$3,000,000             US$2,986,740,000


     Item 4.  DISCOUNTS AND COMMISSIONS TO SUB-UNDERWRITERS AND DEALERS

         None

     Item 5.  OTHER EXPENSES OF DISTRIBUTION

         As the Notes are offered as part of a continuous series of borrowings under the Facility, precise expense amounts for this transaction are not yet known.

     Item 6.  APPLICATION OF PROCEEDS

         The net proceeds will be used in the general operations of the Bank.

     Item 7.  EXHIBITS

               A. Pricing Supplement dated as of September 20, 2001.
               B. Terms Agreement dated as of September 20, 2001.


---------------
(1)    Without deducting expenses of the Bank, which are not yet known.

                                                                       EXHIBIT A



                               PRICING SUPPLEMENT



              INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                          Global Debt Issuance Facility



                                     No. 909
         U.S. $3,000,000,000 4.375% Global Notes due September 28, 2006


                           GOLDMAN SACHS INTERNATIONAL
                                    JPMORGAN
                              SALOMON SMITH BARNEY
                      DAIWA SECURITIES SMBC EUROPE LIMITED
                                      HSBC
                               MERRILL LYNCH & CO.
                            MIZUHO INTERNATIONAL PLC
                                 MORGAN STANLEY
                                NOMURA SECURITIES
                             RBC DOMINION SECURITIES
                             SANWA INTERNATIONAL PLC
                                   UBS WARBURG



           The date of this Pricing Supplement is September 20, 2001.

This document ("Pricing Supplement") is issued to give details of an issue by International Bank for Reconstruction and Development (the "Bank") under its Global Debt Issuance Facility.

This Pricing Supplement supplements the terms and conditions in, and incorporates by reference, the Prospectus dated 7 October, 1997, and all documents incorporated by reference therein (the "Prospectus"), and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, terms used herein have the same meaning as in the Prospectus.

TERMS AND CONDITIONS

The following items under this heading "Terms and Conditions" are the particular terms that relate to the issue that is the subject of this Pricing Supplement. These are the only terms that form part of the form of Notes for such issue.

 1.        No.                                          909
 2.        Aggregate Principal Amount:                  U.S.$3,000,000,000
 3.        Issue Price:                                 99.658 percent
 4.        Issue Date:                                  September 28, 2001
 5.        Form of Notes                                Fed Bookentry only (not exchangeable for Definitive
           (Condition 1(a)):                            Fed Registered Notes, Conditions 1(a) and 2(b)
                                                        notwithstanding)
 6.        Authorized Denomination(s)                   U.S. $1,000 and integral multiples of U.S. $1,000
           (Condition 1(b)):                            in excess thereof.
 7.        Specified Currency                           United States dollars (U.S.$)
           (Condition 1(d)):
 8.        Maturity Date                                September 28, 2006
           (Conditions 1(a) and 6(a); Fixed Interest
           Rate):
 9.        Interest Basis                               Fixed Interest Rate
           (Condition 5):
10.        Fixed Interest Rate (Condition 5(I):
           (a)  Interest Rate:                          4.375 percent per annum


           (b)  Fixed Rate Interest Payment Date(s):    Each March 28 and September 28 commencing on
                                                        March 28, 2002 and ending September 28, 2006.
11.        Relevant Financial Center:                   New York
12.        Relevant Business Day:                       New York
13.        Issuer's Optional Redemption (Condition      No
           6(e)):
14.        Redemption at the Option of the              No
           Noteholders (Condition 6(f)):
15.        Governing Law:                               New York

OTHER RELEVANT TERMS

 1.        Listing (if yes, specify Stock Exchange):    Luxembourg Stock Exchange
 2.        Details of Clearance System Approved by      U.S. Federal Reserve Banks Bookentry system;
           the Bank and the Global Agent and            Euroclear; Clearstream Banking, societe anonyme
           Clearance and Settlement Procedures:
 3.        Syndicated:                                  Yes
 4.        If Syndicated:
           (a)  Liability:                              Several and not joint
           (b)  Lead Managers:                          Goldman Sachs International
                                                        J.P. Morgan Securities Ltd.
                                                        Salomon Smith Barney, Inc.
           (c)  Stabilizing Manager:                    J.P. Morgan Securities Ltd.
 5.        Commissions and Concessions:                 0.025% combined management and underwriting
                                                        commission; 0.075% selling concession
 6.        Codes:
           (a)  Common Code:                            13645698


           (b)  ISIN:                                   US459056QK66
           (c)  CUSIP:                                  459056QK6
 7.        Identity of Dealer(s)/Manager(s):            Goldman Sachs International
                                                        J.P. Morgan Securities Ltd.
                                                        Salomon Smith Barney Inc.
                                                        Daiwa Securities SMBC Europe Limited
                                                        HSBC Securities (USA) Inc.
                                                        Merrill Lynch International
                                                        Mizuho International plc
                                                        Morgan Stanley & Co. International Limited
                                                        Nomura International plc
                                                        Royal Bank of Canada Europe Limited
                                                        Sanwa International plc
                                                        UBS AG, acting through its business group UBS
                                                        Warburg
 8.        Other Address at which Bank Information      None
           Available:


GENERAL INFORMATION

The Bank's most recent Information Statement was issued on September 20, 2001.

        INTERNATIONAL BANK FOR RECONSTRUCTION
        AND DEVELOPMENT
        By:
             --------------------------------------
             Authorized Officer

                             INTERNATIONAL BANK FOR
                         RECONSTRUCTION AND DEVELOPMENT
                                1818 H Street, NW
                              Washington, DC 20433



                                  FISCAL AGENT
                        Federal Reserve Bank of New York
                                33 Liberty Street
                               New York, NY 10045



                         LEGAL ADVISORS TO THE MANAGERS
                               Sullivan & Cromwell
                          1701 Pennsylvania Avenue, NW
                              Washington, DC 20006

                                                                       EXHIBIT B


                          TERMS AGREEMENT NO. 909 UNDER
                                  THE FACILITY


                                                        As of September 20, 2001


International Bank for Reconstruction
         and Development
1818 H Street, N.W.
Washington, D.C.  20433

                  The undersigned agree to purchase from you (the "Bank") the Bank's 4.375% Global Notes Due September 28, 2006 (the "Notes") described in the Pricing Supplement, dated as of the date hereof in the form of Annex I hereto (the "Pricing Supplement") at 11:00 a.m. New York time on September 28, 2001 (the "Settlement Date") at an aggregate purchase price of US$2,986,740,000 (which is 99.558% of the aggregate principal amount of the Notes) on the terms set forth herein and in the Standard Provisions, amended and restated as of October 7, 1997, relating to the issuance of Notes by the Bank (the "Standard Provisions"), incorporated herein by reference. In so purchasing the Notes, each of the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

                  When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

                  The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

                  The obligation of each of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank's representations and warranties contained in the Standard Provisions and to the Bank's performance and observance of all applicable covenants and agreements contained therein. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of a letter from each of Sullivan & Cromwell and Deloitte & Touche Tohmatsu (International Firm) addressed to the Managers and giving the Managers full benefit of the existing validity opinion or accountants' letter (as the case may be) of such firm as of the respective date of such existing validity opinion or accountants' letter.

                  Subject to Section 5(h) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and profits and losses of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented to updated.

1. The Bank agrees that it will issue the Notes and the Managers named below severally and not jointly agree to purchase the Notes at the purchase price specified above (being equal to the issue price of 99.658 percent less a management and underwriting fee of 0.025 percent of the principal amount and a selling concession of 0.075 percent of the principal amount).

                           The respective principal amounts of the Notes that each of the Managers commits to underwrite are set forth opposite their names below:

                         Name                                                          Principal Amount
                         ----                                                          ----------------
                         Goldman Sachs International                                      880,000,000
                         J.P. Morgan Securities Ltd.                                      880,000,000
                         Salomon Smith Barney Inc.                                        880,000,000
                         Daiwa Securities SMBC Europe Limited                              40,000,000
                         HSBC Securities (USA) Inc.                                        40,000,000
                         Merrill Lynch International                                       40,000,000
                         Mizuho International plc                                          40,000,000
                         Morgan Stanley & Co. International Limited                        40,000,000
                         Nomura International plc                                          40,000,000
                         Royal Bank of Canada Europe Limited                               40,000,000
                         Sanwa International plc                                           40,000,000
                         UBS AG, acting through its business group UBS Warburg             40,000,000


2. Payment for and delivery of the Notes shall be made each against the other on the Settlement Date. The Notes shall be delivered in book entry form to the following account at the Federal Reserve Bank of New York: ABA No. 021000018 BK of NYC/FXSL; and payment of the purchase price specified above in immediately available funds to the Bank's account at the Federal Reserve Bank of New York: ABA
         No. 021-081-367 (IBRD WASH ISSUER - Code 2500).

3. In accordance with the provisions of Section 4(e) of the Standard Provisions, the Managers have appointed J.P. Morgan Securities Ltd., as Stabilizing Manager with respect to this issue of Notes.

4. The Bank hereby appoints each of the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. Each of the undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. Each of the undersigned acknowledges having received copies of the documents listed in Exhibit A to the Standard Provisions which it has requested.

5. In consideration of the Bank appointing each of the undersigned as a Dealer solely with respect to this issue of Notes, each of the undersigned hereby undertakes for the benefit of the Bank and each of the other Dealers, that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

6. Each of the undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

                           For purposes hereof, the notice details of each of the undersigned are as follows:

                           c/o J.P. Morgan Securities Ltd.
                           60 Victoria Embankment
                           London EC4Y OJP
                           United Kingdom

                           Attention:       Euro Medium Term Note Desk
                           Telephone:       + 44 20 7779-3469
                           Facsimile:       + 44 20 7325-8225


7. If a default occurs with respect to one or more of the several underwriting commitments to purchase any Notes under this Terms agreement, Managers who have not defaulted with respect to their respective several underwriting commitments will take up and pay for, as nearly as practicable in proportion to their respective several underwriting commitments, Notes as to which such default occurred, up to but not exceeding in the aggregate 20% of the principal amount of the Notes for which the non-defaulting Managers were originally committed; provided, however, that if the aggregate principal amount of Notes as to which such default exceeds 16.667% of the principal amount of the Notes, the non-defaulting Managers shall be entitled to terminate this Terms Agreement without any liability on the part of any non-defaulting Managers. Nothing herein will relieve a defaulting Manager from liability for its default.

                  All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 9 of the Standard Provisions.

                  This Terms Agreement shall be governed by and construed in accordance with the laws of New York.

                  This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.


                           GOLDMAN SACHS INTERNATIONAL
                           J.P. MORGAN SECURITIES LTD.
                           SALOMON SMITH BARNEY, INC.
                           DAIWA SECURITIES SMBC EUROPE LIMITED
                           HSBC SECURITIES (USA) INC.
                           MERRILL LYNCH INTERNATIONAL
                           MIZUHO INTERNATIONAL PLC
                           MORGAN STANLEY & CO. INTERNATIONAL LIMITED
                           NOMURA INTERNATIONAL PLC
                           ROYAL BANK OF CANADA EUROPE LIMITED
                           SANWA INTERNATIONAL PLC
                           UBS AG, acting through its business group UBS WARBURG
                                                     (the "Managers")

                           By:       GOLDMAN SACHS INTERNATIONAL
                                     J.P. MORGAN SECURITIES LTD.
                                     SALOMON SMITH BARNEY INC.
                                                     (the "Lead Managers")

                                     By:    J.P. MORGAN SECURITIES LTD.

                                     By:
                                            -----------------------------------
                                            Name:
                                            Title:



CONFIRMED AND ACCEPTED, as of the
date first written above:

INTERNATIONAL BANK FOR RECONSTRUCTION
      AND DEVELOPMENT

By:
      ------------------------------------
      Name:
      Title:  Authorized Officer